UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2025

Commission File Number: 002-023311

ASCENTAGE PHARMA GROUP INTERNATIONAL

(Translation of Registrant’s name into English)

68 Xinqing Road
Suzhou Industrial Park
Suzhou, Jiangsu

China

(Address of principal executive offices)

______________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

On February 13, 2025, Ascentage Pharma Group International issued a Hong Kong Stock Exchange announcement entitled “CLOSING OF PARTIAL EXERCISE OF THE OVER-ALLOTMENT OPTION IN RELATION TO THE OFFERING OF AMERICAN DEPOSITARY SHARES”.

A copy of the Hong Kong Stock Exchange announcement is attached as Exhibit 99.1 to this Form 6-K and is incorporated by reference herein.

INDEX TO EXHIBITS

Exhibit
Number	Exhibit Title

99.1	Hong Kong Stock Exchange Announcement dated February 13, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASCENTAGE PHARMA GROUP INTERNATIONAL

Date: February 13, 2025	/s/ Dajun Yang
Name: Dajun Yang
Title: Chief Executive Officer